Exhibit 99.1

ATA Announces Subsidiary’s Shareholders Approve Voluntary New Third Board Delisting

Beijing, China, August 23, 2017 — ATA Inc. (“ATA” or the “Company”, Nasdaq: ATAI), a leading provider of advanced testing technologies and testing-related services in China, today announced that, on August 23, 2017,  shareholders of its wholly owned subsidiary ATA Online (Beijing) Education Technology Co., Ltd. (“ATA Online”), a company listed on the National Equities Exchange and Quotations (the “New Third Board”), the over-the-counter stock exchange in China, have unanimously approved the voluntary delisting of ATA Online’s shares from the New Third Board. With the results of this shareholder vote, ATA Online’s Board of Directors has been authorized to apply to the New Third Board to initiate the voluntary delisting process, which is expected to be completed by November 2017.

About ATA Inc.

ATA is a leading provider of advanced testing technologies in China. The Company offers comprehensive services for the creation and delivery of assessments based on its proprietary testing technologies and test delivery platform. ATA’s testing technologies are used for professional licensure and certification tests in various industries, including information technology services, banking, teaching, asset management, insurance, and accounting. As of June 30, 2017, ATA’s test center network comprised 3,209 authorized test centers located throughout China. The Company believes that it has the largest test center network of any commercial testing service provider in China.

ATA has delivered a total of approximately 92.0 million billable tests since ATA started operations in 1999. For more information, please visit ATA’s website at www.atai.net.cn.

For more information on our company, please contact the following individuals:

At the Company	Investor Relations
ATA Inc.	The Equity Group Inc.
Amy Tung, CFO	Carolyne Y. Sohn, Senior Associate
+86 10 6518 1122 x 5518	415-568-2255
amytung@atai.net.cn	csohn@equityny.com

Adam Prior, Senior Vice President
212-836-9606
aprior@equityny.com